Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

The following is a transcript of an earnings call for first quarter 2016 financial results of Markit held by Markit on May 10, 2016.

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EDITED TRANSCRIPT
MRKT - Q1 2016 Markit Ltd Earnings Call

EVENT DATE/TIME: MAY 10, 2016 / 12:30PM GMT

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

CORPORATE PARTICIPANTS

Matthew Kolby Markit Ltd. - Head of IR

Lance Uggla Markit Ltd - Founder and CEO

Jeff Gooch Markit Ltd - CFO

CONFERENCE CALL PARTICIPANTS

Manav Patnaik Barclays Capital - Analyst

Warren Gardiner Evercore - Analyst

Ato Garrett Deutsche Bank - Analyst

Alex Kramm UBS - Analyst

Sara Gubins BofA Merrill Lynch - Analyst

Toni Kaplan Morgan Stanley - Analyst

Gunnar Hansen RBC Capital Markets - Analyst

Joseph Foresi Cantor Fitzgerald - Analyst

Vincent Hung Autonomous Research - Analyst

PRESENTATION

Operator

Welcome to the Markit first-quarter 2016 financial results conference call. My name is Sylvia and I will be your operator for today's call.

(Operator Instructions)

Please note that this conference is being recorded. I will now turn the call over to Matthew Kolby. Mr. Kolby you may begin.

Matthew Kolby - Markit Ltd. - Head of IR

Thank you, Sylvia.

Welcome to Markit's earnings conference call to discuss our results for the first quarter of 2016. With me today in London is Lance Uggla, Founder and Chief Executive Officer, and Jeff Gooch, our Chief Financial Officer. As usual, Lance will begin by walking through some key highlights during the quarter and also provide a few comments on the proposed merger, and then Jeff will cover our financial performance in greater detail before we open up the call for Q&A.

As a reminder, this call is being webcast and a replay will be available later today on the IR section of the Markit website. Press release and supporting documents can also be found on our website. Additionally this morning we filed with the SEC a proxy on Form F-4 related to the proposed merger with IHS. This can also be found on the IR section of the website.

Before we get started, I would like to remind you that this call may include certain forward-looking statements based on current expectations. Actual results could differ materially from those implied or expressed by our comments today. Information about the factors that can affect future performance or events is summarized at the end of our press release as well as contained in our recent SEC filings including our Annual Report on Form 20-F. This call may also include certain forward-looking non-IFRS financial measures, a reconciliation of such measures to the most directly comparable IFRS financial measures is not available without a reasonable effort.

Now I will turn it over to Lance.

Lance Uggla - Markit Ltd - Founder and CEO

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Thanks, Matt. Good morning everybody and thank you for joining us today. This is the first call since we announced the proposed merger of equals with IHS. We have had a lot of interest in Markit from new investors and analysts in the past few weeks and I want to welcome you to our first-quarter 2016 earnings call.

I will make a few comments regarding the proposed merger shortly, but first, I want to discuss our financial performance this quarter and provide a few examples of how we are executing on our growth strategy in the current operating environment.

Let's start with the quarter. On our last earnings call we stated that Q1 would be challenging not only because of a tough comparison quarter in the prior year, but also due to the overall macroeconomic environment impacting sales cycles in some of our businesses. Despite this, first-quarter revenues grew 7.8% on a constant currency basis with organic growth of 1% and acquired growth of 6.8%. As I mentioned last quarter, organic revenue growth is lower than where we would like it to be, however, we expect stronger growth through the remaining quarters of this year.

Let's look at the divisional performance for the quarter. Information continued its solid performance with 5% organic growth. Processing was largely in line with our expectations. Excluding the impact of $5 million in price reductions, growth was broadly flat year on year and we remain vigilant on costs allowing us to maintain Processing margins above 50%.

And finally, Solutions had a challenging quarter as we had anticipated with 4% organic growth. However, we expect Solutions organic revenue growth to improve to a high single-digit to low double-digit level in the second quarter.

Now let's talk about how we are executing on our long-term growth strategy. For those who are new to the Markit story, especially IHS analysts and investors, let me provide some background. Markit's success has been fueled by five key drivers: increasing our customer penetration and expanding our global customer footprint; delivering products and services that drive customer cost efficiency; introducing innovative product offerings and enhancements; capitalizing on the evolving regulatory environment; and finally, pursuing strategic acquisitions and partnerships. During the quarter, we saw many examples of these drivers in play across our businesses, and I would like to highlight a few of them for you today.

Let's start with customer penetration. One example is how we are working with our buy-side customers who are looking for a trusted partner to help them respond to the ongoing changes in the financial services industry. One product that has consistently seen significant demand is our Enterprise Data Management software, which achieved another quarter of double-digit organic growth.

We are pleased to announce this quarter that two established asset managers, Thornburg Investment Management and Westwood Management, both selected our EDM software to maintain regulatory compliance and effectively manage store and distribute data across their firms. So while we have successfully grown EDM from 50 customers when we acquired this business, to over 150 today, the addressable market for this product remains large and growing. And with our broad product offering, we are well-positioned to further penetrate the buy side and drive future growth, including growth driven by our proposed merger with IHS.

Moving on to how we are helping customers rationalize costs and operate more efficiently. Our KYC-managed service achieved a number of significant milestones this quarter. First, we extended coverage to Hong Kong and Singapore to help reduce cross-border complexity for our customers operating in the region. This is a significant step in building out this service as we increase our global footprint. And second, we are extremely excited to announce that PIMCO, one of the world's largest buy-side institutions and a long-standing customer of Markit has selected our KYC service and tax utility to meet its due diligence and on-boarding requirements, expanding its use of our regulatory and compliance ecosystem. This is a significant development for our KYC.com and tax utility platforms and coupled with the opportunity to offer it to the 50,000 corporate customers from IHS positions us well versus the competition.

On to innovation: Markit has always been driven by our ability to innovate and enhance our product offerings in collaboration with the industry. In March we partnered with the industry to conduct the first large-scale block chain test in the CDS market alongside four of the largest global banks, DTCC, and Axoni, a block-chain infrastructure provider.

Markit generated smart contracts from CDS-trade confirmations creating a distributed global record. The test proved in a real world trade environment that part of the process of a CDS trade could be accomplished by using block-chain technology. The proof of concept demonstrates how we continue to leverage new technologies to help customers cut operational costs, minimize balance sheet restrictions, and promote capital flow. We will continue to be an active participant in these industry initiatives.

Now let's talk about regulation. Markit remains a key provider of solutions to help customers adapt to the evolving environment. In this quarter, we have been actively working on two European regulations, MiFID II and FRTB where the industry is looking to Markit for solutions to meet best execution and reporting requirements.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

And finally strategic acquisitions and partnerships, which are central to the Markit growth story. In addition to our merger with IHS, which I will come to in a moment, this quarter we announced a small deal with Fitch to take over their CDS-pricing service which will extend our leadership position in the credit markets.

As you know, Markit's pre-merger long-term financial objective for organic revenue growth is 5% to 7%. This has not changed. However, looking forward, our long-term financial objectives will include IHS and as a combined Company we expect mid single-digit organic growth with significant opportunity to accelerate.

Let's talk a bit more about the exciting merger with IHS. We have a strong strategic fit and together we'll be a leading provider of critical information, analytics and solutions to a global customer base of over 50,000, including more than 75% of the Fortune Global 500. The demand for unique content across energy, financial services, and transportation continues to grow. And by combining complementary data sets and products while leveraging technology to meet the needs of our customers, we will expand our addressable markets globally.

From a financial standpoint, we see meaningful and achievable cost and revenue synergies and the free cash flow generated by the combined company will support a capital allocation framework to drive long-term shareholder value. We have been working closely with and Jerre and his team on integration plans and expect to announce the Management Team and Board closer to closing. Many of you will have seen we filed our merger proxy this morning, and we continue to expect closing to take place in the second half of 2016. In the meantime, it is business as usual here at Markit.

To conclude, I am really excited for 2016. We have a fantastic opportunity set in front of us and look forward to closing the merger with IHS and getting started on the integration. In the meantime, we remain focused on achieving our goals and will continue to deliver results for our shareholders.

I will now hand over to Jeff who will take you through the numbers in more detail.

Jeff Gooch - Markit Ltd - CFO

Thanks, Lance, and good morning everyone.

I will now walk you through a summary of our first-quarter results starting on slide 7. Reported revenue grew 6% to $288 million and was up 7.8% on a constant currency basis. Adjusted EBITDA was $124 million with an EBITDA margin of 43.3%. As we said previously, we typically see lower margins in Q1 compared to the fourth quarter as we absorb higher compensation expenses related to annual pay increases and bonuses. Adjusted earnings were $64 million, a reduction of $4.2 million compared to last year. However, higher interest expense following the private placement offering in Q4 impacted earnings by approximately $5 million.

Looking ahead to Q2, we would expect interest expense to remain in line with the $8.3 million charge we saw this quarter. Adjusted earnings per share for the quarter was $0.35. You should note that the recent increase in share price have a negligible impact on the weighted average diluted share count for Q1. However, if the share price holds at these levels, we would expect the Q2 diluted share count to be at least 194.7 million shares, plus a further increase from options exercised during the quarter. As usual, we show the sensitivity of share count to varying share prices in the appendix in the back.

On slide 8, organic revenue growth was 1% for the quarter, which is primarily driven by large software revenue recognition compared to last year and the price changes we implemented in Processing in Q2 2015. The 2015 acquisitions of Information Mosaic, DealHub and CoreOne delivered a combined 6.8%-to-revenue growth for the quarter.

Lastly, FX movements adversely affected the quarter reducing revenue growth by 1.8% due to a strengthened US dollar against the Sterling and the Euro.

As you can see on slide 9, we continue to maintain total-recurring revenues above 90%. Recurring-fixed revenues for the quarter grew to 58.1% from 53.5% last year, due to new business wins in Information and Solutions and our recent acquisitions. Renewal rates for Q1 were above 90%, in line with prior quarters. Recurring-variable revenues were down year over year due to a decline in Processing revenue.

I will now turn to slide 10 to discuss operating expenses. Q1 operating expenses increased 9.3% compared to the prior year, primarily driven by acquisitions and new hires. Exceptional costs incurred in the quarter included $8.7 million of merger related costs.

Lastly, many of you saw that we agreed with the European Commission on a set of proposed commitments that if adopted would resolve their investigation into the credit-default swap market. This is without any finding of wrongdoing or monetary liability on our part. Given the DOJ investigation is inactive, we don't expect any further significant legal costs related to these investigations in future quarters. Q2 may see a small charge for legal fees to finalize the European Commission case once their market testing is complete.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Now let's move on to talking about our operating segments in more detail. Information organic revenue growth was 4.9% largely driven by strong growth across our pricing and reference data and indices businesses. Within Fixed-income pricing and reference data, bond pricing delivered another strong quarter growing almost 20% year over year. In addition, loan pricing grew high single digits as we continue to expand third-party redistribution relationships to broaden our customer reach. Indices recorded double-digit organic growth again this quarter. This was largely driven by our bond indices, which benefited from strong inflows into iBoxx based ETFs, ending the quarter at $103 billion in assets under management.

Also our PMI franchise grew over 25% driven by new sponsorship agreements and increased data sales to buy-side customers. CoreOne which contributed 4.1% of acquired revenue growth had positive momentum in terms of new sales this quarter. Adjusted-EBITDA margin showed a small increase to 48.8% for the quarter.

Now I turn to Processing on slide 12. Organic revenue declined 9.6% driven by lower revenue in both derivatives and loan processing. However, excluding the price discounts we implemented a year ago, organic revenue was down only 2%. In derivatives processing we saw slightly lower volumes as the industry experienced a challenging quarter overall.

In loan processing secondary volumes were maintained, however, primary volumes declined to their lowest levels in the last eight quarters. The market for new loan issuance remains challenging, although April did show a more encouraging trend.

DealHub contributed 4.6% of acquired growth and we are pleased with the progress we are making in integrating this asset. Finally, as Lance mentioned margins were 50.9% in the quarter, in line with our stated objective of approximately 50%. Cost savings in Processing continue to be a focus for 2016. Looking forward to the second quarter, the 2015 price reductions we implemented last year will be fully cycled through, however, I want to remind you that in Q2 2015 we saw very high interest rate derivative volumes and primary loan issuance which offset these price changes.

Let's move onto solutions on slide 13. Organic-revenue growth in solutions was 4% for the quarter, reflecting the impacts we discussed in our last earnings conference call. The lower organic revenue growth for the quarter is due to two main factors. First, we realized lower non-recurring software license revenue compared to last year particularly in our Analytics business, and second, loan assets under management in WSO Services showed modest growth compared to higher growth rates a year ago.

On the positive side, while sales cycles have increased to banks in particular, we saw new business wins across Enterprise Software and Managed Services. EDM recorded double-digit organic growth in the quarter as a result of new license deals, and we also saw double-digit growth in Corporate Actions and Counterparty Manager. On Demand, which we are rebranding as Markit Digital, continued to show high single-digit revenue growth with add-ons from existing customers and continuing demand amongst banking and financial media customers. Acquisitions contributed 12.5% of revenue growth in Q1 driven by Information Mosaic and CoreOne. Adjusted EBITDA margin for Q1 was 30.6%, the decrease compared to the prior year primarily reflects the timing of non-recurring software revenue recognition I mentioned earlier and increased investment in our new initiatives.

Looking ahead to Q2, we anticipate recognizing revenue on several large software licenses so we expect to achieve significantly higher organic growth rates. We remain comfortable with our solutions guidance of 10% to 15% organic revenue growth over the long term.

Finally, turning to slide 14. Leverage was down to 1.31 times adjusted EBITDA at the end of March, reflecting good underlying cash flows even after paying out bonuses in the quarter. Despite our growth, management continued to exercise control of CapEx with this quarter consistent with last-year's spend of $40 million.

In light of the proposed merger I would like to reiterate that we have suspended both accelerated share repurchase program and the previously announced $500 million Board authorization share buyback program. Additionally, acquisition activity will be limited going forward. As Lance mentioned we filed the proxy for proposed IHS merger this morning. I want to reiterate that post merger we will focus our combined free cash flows on buying back stock in both 2017 and 2018.

I would also like to bring your attention to a few items in the proxy. First, you will see we did a pro forma conversion of our 2015 IFRS accounts to US GAAP and applied normal acquisition accounting rules. This resulted in no impact to reported revenues. The change of capitalization of external-use software resulted in a $16.2 million impact to adjusted EBITDA but only a $4.2 million impact to adjusted earnings given that associated depreciation was also removed.

Another consequence of the acquisition accounting is that we will need to show a higher stock-based compensation charge as we fair value our stock awards upon closing. This is a non-cash expense and does not reflect any actual change in the [debt] of impact to those schemes.

Overall, despite a somewhat disappointing quarter for revenue growth, I am pleased we have been able to mitigate the impact on EBITDA and earnings. Management remains fully focused on closing key customer deals to deliver growth and manage our costs as we move forward through 2016. We look forward to completing the merger with IHS and remain well-positioned to deliver on our long-term financial objectives.

With that I will now hand the call back over to Matt.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Matthew Kolby - Markit Ltd. - Head of IR

Thanks, Jeff. That concludes our prepared remarks. Operator, we would like to now open up the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Manav Patnaik, Barclays.

Manav Patnaik - Barclays Capital - Analyst

Yes. Hi. Good morning, gentlemen. Maybe if I can just touch on the Solutions business again. Can you just help us understand the different moving pieces here how we should continue to think about it may be in the next year and then longer term?

Lance Uggla - Markit Ltd - Founder and CEO

Okay. Manav, I will take that. It's Lance.

Despite the quarter being challenging, our long-term objectives for Solutions organic growth hasn't changed. So the 10% to 15% that we talk about is unchanged.

In Q2, we do expect the organic growth to improve to high single digits to low double digits. So a bit of timing and challenges in the quarter.

If you look at EDM, Markit Counterparty Manager, Corporate Actions, those were all double digit growers. If you look at Markit Digital or Markit on Demand, as you knew it, it's continued its steady high single digit growth. So I feel very good about the pipeline, the forward look and would reiterate the guidance that -- or the long term objective that we have given you before.

Manav Patnaik - Barclays Capital - Analyst

Even the high single digit growth in Q2 obviously still below the range, so is it just one or two products that is delaying the process I guess I'm just trying to better understand the deceleration we have seen over the last two quarters.

Lance Uggla - Markit Ltd - Founder and CEO

Yes, I think the high single to low double digits is a small hedge to the 10% to 15%. That's fair, you are right. And I think that should be expected given the Q1 result for us to be cautious as we look forward.

But at the same time, I think the strength in my statement to you about our forward long term objective is there, and we've got one or two products that have been a little slower to take off. I think -- but I reiterated in the call the key milestones in KYC for example where I am seeing very strong success factors coming through, and we haven't turned those into revenue yet. We've also seen a bit longer sales cycles, and that is something that remains a challenge in the current operating environment, but we saw a record quarter for new sales booked in the quarter.

So I think that's a positive across the group. We've got a strong pipeline. If it takes a bit longer to close, that gives us reason to give a slight hedge, but I am very confident with our long term objective on Solutions of being 10 to 15 and I hope that we tuck back into that in the second quarter.

Manav Patnaik - Barclays Capital - Analyst

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Got it and then just one more for me. I guess in your filings today there's a bunch of I guess forecast you assumed as part of the merger and even for 2016 they imply a good update towards the end of the year. I guess, should we be reading that as guidance? Why do you see that uptick through the rest of the year? Any color around that?

Jeff Gooch - Markit Ltd - CFO

Yes, Manav. I think I am going to make clear that those projections we prepared for our board were presented at the beginning of December last year. So kind of reflected thinking probably September, October time of the management team. It was not prepared for external communication or indeed for the merger with IHS, about the basis for legal reasons we needed to use for the merger discussions because that was the board approved plan. So I think that probably isn't reflective of current thinking and you saw a number of stress scenarios which we ran very quickly at the end of the process in terms of scenario two and scenario three.

Manav Patnaik - Barclays Capital - Analyst

Okay. Thank you guys.

Operator

Warren Gardiner, Evercore.

Warren Gardiner - Evercore - Analyst

Yes. Hey. Good morning guys. Just coming back to the Solutions growth of 10% to 15% forecasted, maybe just to pick a little bit more in terms of what do you guys kind of embedding in terms of loan growth with respect to WSO as you kind of think about that range?

Jeff Gooch - Markit Ltd - CFO

I think as I mentioned in my comments, historically we have seen very large asset under management growth with WSO product. After Q1 that we were low single digits growth which is as low as it had been for a long period. So we anticipated that AUMs will continue to grow.

Where they grow much more slowly that causes two problems for us. One is you don't see the growth rate. Also we charge setup fees as we bring new assets on to the platform so set up for Q1 fees was considerably lower than they were a year ago when we were posting 17% and 18% growth. I forget the exact numbers. So we will see those two problems.

So I think at the moment given the primary markets last April was little bit better. They are very volatile month-to-month. So I don't even think it's a big bounce back is going to happen through the quarter this year. So I would imagine we would see slow primary markets and lower AUM growth in terms of loan funds.

Warren Gardiner - Evercore - Analyst

Makes sense. Thank you. And then I guess on the pricing and reference data side, another very strong quarter seems like fixed income was a big driver there. I think you said 20% growth. Is that more market share gains or is it more just new users and if it is the new users, what kind of channels is that coming from, just more color on what's driving that either by asset class or user base would be really helpful, thanks.

Lance Uggla - Markit Ltd - Founder and CEO

Okay. Yes. So that was real market share gains for us. We have invested in our solutions over the past few years. They are very technology driven, and we have seen consistent quarter over quarter gains due to market share. Not because there's a lot more participants in the marketplace, but we were able to offer a very compelling solution at the right price.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Warren Gardiner - Evercore - Analyst

Okay. And is that across just the fixed income space completely, or is it focused within a particular asset class like munis or anything like that?

Jeff Gooch - Markit Ltd - CFO

Yes, so if you look at the numbers for bond pricing which are corporate bonds and munis, we saw over 20% -- around 20% growth. As Lance said we take more of the market share from all of the providers and new accounts as well. If you look at the other fixed income for us loan showed high single digit growth. They are primarily driven by redistribution arrangements with additional partners. CDS was pretty flat. I think we showed maybe 1% growth for the quarter so that market was more stable this quarter.

Warren Gardiner - Evercore - Analyst

Okay. Great thank you.

Operator

Ato Garrett of Deutsche Bank.

Ato Garrett - Deutsche Bank - Analyst

Just a quick question on your expectation for improving organic growth for the balance of the year. Is that primarily going to be driven from the recovery that you had mentioned before, your higher expectation you mentioned from Solutions or are there some other factors there as well?

Jeff Gooch - Markit Ltd - CFO

Two things to think about. One, as Lance mentioned, we do expect Solutions growth to bounce back. We were very light on software recognition in Q1 we expect recognition in Q2. On the positive side while it is Q2 I think it is still going to be a challenge comparative quarter. By Q3 and Q4 we don't have the price increase price change in the comparative and we had more stress primary loan and volume quarters as well to compare to. So those comparisons will be much easier second half of the year.

Ato Garrett - Deutsche Bank - Analyst

Okay and then going into Processing. You mentioned that loan primary issuance was down. Thinking about why that was down year over year, is that more due to a spike in activity in the fourth quarter last year creating a tougher comp or is that just lower activity overall?

Jeff Gooch - Markit Ltd - CFO

Sadly just lower activity. I think a year ago I said Q1 last year was very low. It was even lower still this time. So think Q1 was exceptionally low from a primary perspective.

Ato Garrett - Deutsche Bank - Analyst

Great. Thank you.

Operator

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Alex Kramm, UBS.

Alex Kramm - UBS - Analyst

Good morning everyone. Just coming back to Solutions for a minute. Sorry if I missed this, but can you actually talk about the magnitude of some of those one off sales and how much of a drag that was this quarter and then maybe give us a flavor of how volatile those software sales can be on a quarterly basis, how much they usually account for and what we should be expecting around those in particular for the remainder of the year?

Jeff Gooch - Markit Ltd - CFO

There's a whole variety of different products in our software space but in the Analytics world which I called out in my comments some of those contracted $2 million to $3 million at a time. So having a $3 million contract last year and not having this one year has an enormous impact on the year-over-year growth rate for the whole Solutions division. We typically do four or five a year. So two in a quarter makes it fantastic and none makes it poor. So we have a couple of those that we are looking to get recognition this quarter coming up. On the other parts of the business, the numbers are much smaller but you can certainly get interim payments of $300,000 to $500,000 is not uncommon.

Alex Kramm - UBS - Analyst

Okay. Great and then maybe more holistically coming -- starting around the deal with IHS when we talked with some of your clients in financial services which so far have been your core customer base, I think so far there's been a little bit more of a head scratcher like what is this going to do for us. So maybe just from a bigger picture perspective, what has been the feedback from your customer base and to what degree have you kind of cleared up the bigger picture of this deal?

Lance Uggla - Markit Ltd - Founder and CEO

Right. Well I think I would start that if you believe we are in the information age, content is the basis for what we need to serve up to our customers. And we have got to deliver it to them using technology and deliver it with our software in the right way.

I think the revenue opportunity together with IHS and Markit is one of really three pieces. The first is taking existing unique content, so content that is unique to IHS and the customers they serve and bringing that into our data and specifically our index franchise, and there we see about I think as we forecast $100 million of what we would call low hanging fruit for IHS Markit, about $20 million of that makes up that content being leveraged into an index franchise that's growing at double digits. And that's really exciting.

And it is not just creating new indices, it's factors, it's benchmarks, it's indices, it's index overlay, it's a whole bunch of exciting opportunities and some of those are around overlays of economic and political risk. They could be leveraging the maritime data of IHS. It can be looking into the energy and transportation sectors and looking for unique content that has value to a fixed income or equity participant in the financial markets.

So I think that's a very easy $20 million to achieve over the next three years. And I see that as just give that a tick.

When you look at the other -- the next bit, which is two components of $40 million each. The first component carrying on with the IHS theme is taking existing IHS products that have been built to compete in the marketplace and sold to financial market participants, with a very small sales team, now leveraging a global financial market footprint. That's about $40 million.

That's taking IHS Vantage, Mint and other developed products IHS Connect and delivering that to our customers to use to do their business. And in fact, financial market participants if you just take the private equity sector for an example, our building up funds to be invested into the energy markets and for them having tools and services to help make those decisions is very important. So this is built products, nothing needs to get built, but leveraging several hundred sales people and account managers rather than the existing 25 by themselves. Very exciting.

The next piece of that is all the economic and political risk side of IHS where they are building country ratings and economic ratings globally and leveraging that with our economic PMI franchise. That feels very, very exciting and the teams are extremely excited to be working together soon.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

The final $40 million -- so that is 60 of 100. The final $40 million is Markit services accelerated into the IHS client set. You have to remember, we have about 4,000 financial market participants as customers. They have 50,000 corporates and 120 major government relationships. Those are very complementary.

You don't -- if you think about -- you try to think about a financial markets company and energy or transportation company, you can get easily confused. But if you think about it from the basis of information and content, these are unique customer sets that all need to consume content and the type of content that we have is highly leveragable into each other's client base.

So if you just take KYC for example. KYC needs to be implemented with all the major corporates that are customers of the banks. And the key corporate relationships at IHS are ones that we need to implement our KYC solution with. They are the same companies that we need to implement our tax utility with.

And although that might sound challenging to you, these are products that Markit has today. So for example, Tesla, Microsoft, they currently are corporates that use Markit's tax utility. It's a built product. It's ready to go.

We love the introductions into 50,000 customers where the benefit is within the group and we see that cross sell as being something that will allow us to achieve that second $40 million on KY3P, KYC, Tax and Markit Digital. All very exciting. So, yes, for myself and Jerre included, the first time we met we thought about leveraging a bit of content.

It didn't take us many meetings as you will read in the proxy to see that we had a much bigger opportunity together, and we grow increasingly excited. And our investors as well as our customers are definitely starting to understand. But like anything, things need explaining. And so hopefully that answer helps that out.

Alex Kramm - UBS - Analyst

Very good. Thanks. Just quickly. At the end of last year you talked a lot more about using pricing as maybe something that you haven't focused on is much. Can you just talk about any impact you see this quarter, if you are doing a little bit more CPI that you are building in to your contracts or anything that's helping on the pricing side? Thank you.

Jeff Gooch - Markit Ltd - CFO

Sure. We certainly as we mentioned previously started rolling out price increases across a number of our products, primarily on the Information side. I think given we have not raised prices in quite a few years customers are very understanding in that process. It's going very well.

To set expectations though, it's going to take a number of years to cycle those increases into our products. So I think the 2016 is going to have a fairly negligible impact in terms of growth rates. But I think as you roll toward 2017, 2018, 2019 that will start to be helpful in terms of growth.

Alex Kramm - UBS - Analyst

Very good thank you.

Operator

Sara Gubins from Bank of America Merrill Lynch.

Sara Gubins - BofA Merrill Lynch - Analyst

Hi, good morning. You have talked about how the sales cycle for banks has lengthened. Did that get worse in the last couple of months or has it been fairly similar?

Jeff Gooch - Markit Ltd - CFO

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

It is interesting actually because it feels like the environment was tougher at the beginning of this year, but Shane Akeroyd and I did a brief update on some of this for the board last week. Interestingly, and these are kind of audited numbers, but if you look at just out of our sales system it looks like the average sales cycle for a bank increase by about 25% since compared to a year ago. So it would take 25% longer to sell a piece of software in particular.

However, if you look at performance it does look like actually the decline was more September, October last year. Who would notice these things before year end. Actually as Lance mentioned Q1 we hit a record sales quarter. Does feel like actually things are starting to improve which feels counterintuitive, maybe just a unique thing down to our particular customers but it feels like Q4 was a low point and it has been improving through Q1. Given software takes four to six months to sell and then go live before getting revenue recognition that's going to take a fair while to impact the numbers.

Sara Gubins - BofA Merrill Lynch - Analyst

Okay. Thanks. And then, turning to margins. Do you think that 2015 should be the trough in consolidated margins? Or given what we've seen in the first quarter, is it reasonable to think that we might see some margin compression in 2016?

Jeff Gooch - Markit Ltd - CFO

I think the pattern overall will depend on a couple of things. I am going to hedge my answer Sara. I think generally the core business it did show margin accretion of FX of the small impact that produced on that number. It will really come down to our investment profile and the core businesses have they pickup. I guess will be acquiring less and acquired businesses typically drag. So I don't think 2016 is going to be an improved margin on 2015 given where we started from. But I would think probably broadly similar.

Sara Gubins - BofA Merrill Lynch - Analyst

Okay. And then just last question. Any updates on pricing changes in Processing in Europe? Is that still a 2018 event and if it is, would you think about making any changes to your pricing earlier?

Jeff Gooch - Markit Ltd - CFO

At the moment the rules look like they are going to be implemented from January 2018. I don't think anything is going be happening earlier. There is still no indication of phasing and how that might come in later. I think the pricing change we made in the US was particular unique to the SEFs that had gone live and the customers have not changed their challenging mapping so we just reflected that in the pricing. If there is no SEFs in Europe we cannot make the equivalent change. So we will have to wait and see but at the moment I think that is a few years off and nothing we're focusing on.

Sara Gubins - BofA Merrill Lynch - Analyst

Okay. Thank you. Have a good afternoon.

Operator

Toni Kaplan, Morgan Stanley.

Toni Kaplan - Morgan Stanley - Analyst

Hi, good morning. Can you talk about your M&A strategy for instance right now are you in a bit of a holding period given the IHS merger or are you still looking at tuck-ins, I know you just did the Fitch CDS pricing acquisition this quarter, but just wanted to get your thoughts on that.

Lance Uggla - Markit Ltd - Founder and CEO

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Yes. I think what Jerre and I said when we went out -- we are going to be very focused in 2017 and into 2018 on integrating the two companies. We will use our capital to acquire stock and drive that 20% EPS growth that we described. I think that means that our focus on M&A very very limited and things that we are doing like Fitch, it's almost more like a contract than it is M&A, but we will do a little bit of that, I am sure IHS will as well, but nothing that would be considered even small to medium-size M&A. It is just very, very small tuck-in strategic contract type deals.

Toni Kaplan - Morgan Stanley - Analyst

Great and then, stock comp came in a little bit higher than we were expecting. Were there any one time items to call out there and how should we think about modeling that going forward?

Jeff Gooch - Markit Ltd - CFO

Yes. I think it was about a $12 million impact on the stock comp charge because of liabilities for national insurance. Effectively under IFRS, which you wouldn't have to do under US GAAP, we have to set up liability to the future employer tax charges, a combination of changes in that model, the increased share price and other bit and pieces, the result is putting a $12 million charge and so the underlying charge was about $12 million which I think was relatively stable and there is about $12 million one off in terms of additional NIC liabilities.

Toni Kaplan - Morgan Stanley - Analyst

Okay and just lastly, I just want to make sure I heard correctly, I think you mentioned that you are expecting to recognize some additional revenue on software licenses in the second quarter. Are these already signed? Have you already entered into these contracts or are they just in your pipeline and you are just very confident that you are going to sign them?

Jeff Gooch - Markit Ltd - CFO

In most cases, they are signed and indeed implemented on the client-side. The contracts vary. Sometimes we get payment when it's implemented sometimes we get final recognition when it's accepted when it's on the server, sometimes it has to be live. So varied by contract type but in all cases I think the agreements are signed with the processing of setting them up on the client-side which is already set up. We're just waiting for the system to go live and get final client acceptance.

So under revenue recognition it's not around when the deal is signed, it's when the payment receives is when the client is fairly committed to the contract. So that depends on the details.

Toni Kaplan - Morgan Stanley - Analyst

Thanks a lot guys.

Jeff Gooch - Markit Ltd - CFO

So we are very confident we will reach recognition on all those contracts. It is just a question of timing.

Operator

Gary Bisbee, RBC Capital Markets.

Gunnar Hansen - RBC Capital Markets - Analyst

Good morning guys. This is Gunner Hansen in for Gary. Just a follow up on the Solutions. Just the Q2 growth outlook for high single digit, low double-digit. What are some of the puts and takes, is that just some of the licensing recognition that you were just talking about, Jeff?

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Jeff Gooch - Markit Ltd - CFO

Yes. Probably I am thinking I could look to Q1 most of the business performed fairly well. So, assume that continues in Q2 I think we are relatively comfortable. So really we are just looking for recognition of some of the software contracts. That's going to put us into the high single digit range and pretty much straight away and if we can get to low double digits we just need WSO and a few other businesses to perform slightly better.

Gunnar Hansen - RBC Capital Markets - Analyst

Great and just in terms of the overall macro challenges or conditions you guys cited, maybe just kind of give us another kind of brief overview of how those have been turning so far and kind of what your outlook is for the rest of the year.

Jeff Gooch - Markit Ltd - CFO

Yes, if I look overall at the health of the three business segments, I think on the Information side of things, most of the incremental revenue there comes from buyside accounts. You saw where he showed acceleration of growth in Q1 over Q4 last year. We feel very confident about that business going forward, sales pipeline is very strong, great sales quarter the first quarter so that feels in a good place.

Processing, the underlying markets were definitely a bit challenged in Q1. But as I said earlier, we will get better comps in the second half of the year. Q2 is still going to be tough from a comp perspective so just the easier comps are going to make those numbers look stronger for the second half. But obviously, at some point we forecast a bounce back.

So it's really around Solutions most of the businesses are running fine. I think on the software side, as we mentioned several times already on this call and the last one, sales cycles for software have definitely elongated. Implementation times are now fairly elongated as well.

But actually if you look at the pipeline size, it's at record levels. Banks have to reduce costs. They have to comply with regulations. So there's no let up in sales activity or interest. (Inaudible) Booked revenue has definitely slowed down a little bit. I think that's fairly inevitable given the client particularly the European banks at the moment. But the good news is, there is no lack of pipeline so we feel - Lance and I feel very confident about the long-term future but these markets have cycles and we will have to accept where we are at the moment.

Lance Uggla - Markit Ltd - Founder and CEO

Maybe I can add to that because I just finished about seven weeks of client visits from the beginning of the year. And the majority of those -- these trips were on the buy side. And the same as what Jeff just described with this need to use managed services and leverage technology to reduce costs from a bank perspective.

I have to say, the large asset managers are all interested in data management solutions from third-party providers like ourselves and we have a winning suite there. They are all interested in transforming themselves digitally. We have got award-winning product to offer there. Analytics, order management and portfolio management, tax, compliance and regulatory implementation.

We are just so well positioned that I see the pipeline on both the buy side and sell side growing for those opportunities and it's always disappointing when you don't deliver the double digits like you want. But I have to say, I think we have said clearly on this call we haven't changed our long-term financial objectives because of the confidence we have in our products and the market environment surrounding us, and so we will live through the quarter and move forward. We will look forward to getting back in line with our long term objectives.

Gunnar Hansen - RBC Capital Markets - Analyst

Great thanks.

Operator

Joseph Foresi, Cantor Fitzgerald.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Joseph Foresi - Cantor Fitzgerald - Analyst

Hi, I was wondering can we get an update on the financial details behind KYC, and the indexing business. I am particularly curious about their contributions to revenue and margin profiles.

Jeff Gooch - Markit Ltd - CFO

Okay. Two very different businesses there. So do you mean KYC and the general index business separately?

Joseph Foresi - Cantor Fitzgerald - Analyst

Yes.

Jeff Gooch - Markit Ltd - CFO

Yes. Okay. In terms of the index business itself, I think overall that business grew double digits. If you look at the elements of it, there's sort of four elements in there. Now we have CoreOne in there. There's a bond index business which showed very strong growth. That's really our iBoxx franchise and the ETF links the iBoxx franchise. I think there we saw around about 20% growth. That has very good margins.

We have an economic index business which again only showed about 25% growth primarily because of some of those big subscriptions we saw in the second half of last year which we reported on the Q3 earnings call from memory. So both of those businesses have high growth characteristics and very strong margins.

We have a derivatives index business which is somewhat flat. It's an established business CDX, iTraxx -- there's not much growth in those markets. We are hoping for futurization on those contracts at some point but for the time being it is a relatively flat business. And then we have a number of index services which in particular now with CoreOne we have extended out. So those are at the moment is somewhat low margins we are expanding up but Rob Flatley running the business is doing a great job bringing the two platforms together driving costs out and we certainly are going much stronger pipeline there.

But I think the moment the be the index business is being driven by those to the economics and bond businesses pushing 20%, 25% growth and lower double digits overall for the whole group. But margins are good. The incremental margins on that stuff is very, very attractive.

On the KYC side, that continues to cost us money. Certainly hurting our margin in Solutions and across the group. I think accounting for that we charge services to the JV. That gets booked as revenue. That showed modest increase this quarter but it's a small number. We then take a share of the loss back in terms of numbers. So overall it's negative for our EBITDA, but we are making an investment.

That sort of stabilized I think at the time for the last three months our share results is about a loss of $2.4 million. I think our overall loss is a little bit bigger than that in terms of EBITDA impact. We think that's a relatively stable number at this point, we've made the investment, ramped up the team, bring more buy side into the platform and will be enormously helpful but I think for the time being that seems to be a drag of results through this year. I think many have asked when we're going to get to breakeven, I think given the target end of this year I think is going to be a challenge to breakeven by the end of this year, probably into next year at this point.

Joseph Foresi - Cantor Fitzgerald - Analyst

Okay thanks. And then, you talked about I think the $100 million in revenue synergies for IHS Markit -- or the merger. I think you talked about $125 million in cost revenue synergies. And we still on track for that? And do you have a similar breakdown there?

Lance Uggla - Markit Ltd - Founder and CEO

Yes. So we did when we first got together. We laid out our view on the cost side and we modeled out a significant amount of that $125 million so we felt it was very obtainable and available for us to execute on. We are now -- we have now made the engagement of the post merger integration consultant. We are working through benchmarking, and timings, and I can definitely reaffirm that our objectives of the $100 million low hanging fruit and the $125 million of costs are very achievable, and we expect to execute on that as said.

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Joseph Foresi - Cantor Fitzgerald - Analyst

Got it. Okay. Then the last one for me, I think you talked about the financial services sales cycle elongating. Is that due to market volatility or is there a shift in the end market, and then just to kind of build on that, should we expect a slowdown in a business like Solutions when you see some market volatility like we did in 1Q?

Lance Uggla - Markit Ltd - Founder and CEO

Right. I don't think the two are necessarily perfectly tied together. So I personally wouldn't look at them that way, Joseph. But I would look more that we are in a tough macroeconomic environment whether it's looking at China, whether it's looking at Middle East tensions, refugee crisis in Europe, Brexit, there's a lot going on around all of us.

So I think that the fact that there is the macroeconomic environment leads us to question, the US jobs numbers. There's a whole bunch of things that just make us question things.

Our customers are all under pressure to take costs out. So that bodes really well for Markit and it is showing up in our pipeline. But it's just taking longer times to make the decisions. And so the sales cycles increased because people are trying to delay the decisions as long as they can to manage their revenue expense outcomes.

And so I don't think it changes any of my view. I like how we are positioned. I think the volatility in the market is a double-edged sword. Sometimes it's good, sometimes it's bad. It's not necessarily any perfect correlation in Markit's history. And I think that given the world just seems and feels a little tougher, as we headed into 2016 and where it was in 2015. That's slowing things down a little bit. But nothing I would put a red flag to personally.

Jeff Gooch - Markit Ltd - CFO

Just to make sure I was 100% clear, that 25% increase in sales time was specifically to software contracts and more generally I think we have seen elongation.

Lance Uggla - Markit Ltd - Founder and CEO

Right. That's good too. Thanks Joseph.

Joseph Foresi - Cantor Fitzgerald - Analyst

Thanks.

Operator

Vincent Hung from Autonomous.

Vincent Hung - Autonomous Research - Analyst

Hi, good morning. You mentioned the new business wins and pricing and reference there. Can you talk about the opportunities that are left in pricing and reference data in terms of new customer acquisition? Is it mainly the buyside and if so which segments of the buyside?

Lance Uggla - Markit Ltd - Founder and CEO

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Yes. I think there's a few things. Yes it is both buyside and sellside. This is a big market. Hundreds of millions of dollars in total spend per annum and increasing in size as participants want more independence, one, and two, they would like not just one but two suppliers.

And I think it -- I describe it as again I think back in time when people were recording prices in books and ledgers if they got a price wrong, they phoned up the supplier and they corrected the price in a book and there wasn't a lot to worry about or they fixed it up at the end of the next month and there wasn't all the regulatory pressure.

Today, the pressure for accuracy comes twofold. One, the regulatory pressure and potential for litigation is just so high that everybody is afraid of getting something wrong.

The second thing is, as we all use technology so stuff arrives a lot faster, and we are expected to get it right. Human error is not accepted.

And so, if I look at what that means to our customers, it means they want to process and they also want to backup process so the expandable market or addressable market is coming from the fact that independents, regulation, info security, a whole bunch of things that are relevant to the world we live in surrounded with technology means that the spends are higher. So I think that bodes really well and so we are picking up market share in that we have great solutions that use technology and have good solid resilient operational processes, info security processes, etc. around it.

The second thing I would say is there has been a consolidation. So for example, ICE bought IDC, they also bought CMA, they do something with S&P and next thing you know your two sources are coming from the same supplier. We saw that in the munis space.

That fuels participants to want to diversify and that then fuels our services. So we become beneficiaries of consolidation around us.

So I think there's more data being bought, regulation and technology and litigation is making sure that people don't get things wrong so they want backup processes, and we've got great products. That's probably the best reason with good people building them and offering them to our customers.

Vincent Hung - Autonomous Research - Analyst

Okay. And sticking with pricing and reference there, could you segment the existing user base by front office versus middle and back office users?

Lance Uggla - Markit Ltd - Founder and CEO

Yes. I would say -- I don't have the exact numbers but I can give you a gut feel for what I would say. When we started the firm it was all back-office. It was all about people marking books.

As you started to build up history where you have three, four, five years plus a history actually you've got data that pre-trade starts to be interesting. So the researchers, the trading assistants and traders, pre-trade software started to want to consumer our data and so given that the contract was sold into a buy side or sell side firm, that data could be readily made available through hundreds of alliance partners in terms of pre-trade software and positioning and many of the middle and back office functions.

So we really have penetrated our data sets pre-and post-trade. I am not sure what the split is on that usage but I would say more than 70% is probably still -- or about 70% might be supporting once the trade is done and 30% helping drive decisions pre-trade.

You then can get into buy side and sell side. And they are actually, I would say the biggest growth area for us is buy side and continues to be so. A lot of it is driven through the fund administrators who actually price the portfolios for the buy side. So the Northern Trusts, the BONYs, State Street. These are the, over here, the BNP Security Services, the big servicers of the assets.

But we also see direct usage of our data by the buyside increasing. And then on the sell side, we have been a substantive winner to sell side penetration and contracts since we developed our products. And continue to see good usage there. Although the growth would not be as high as the buyside.

Vincent Hung - Autonomous Research - Analyst

Okay and just last one for me. Following the merger with IHS, would you consider selling the Processing business?

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MAY 10, 2016 / 12:30PM GMT, MRKT - Q1 2016 Markit Ltd Earnings Call

Lance Uggla - Markit Ltd - Founder and CEO

I think the Processing business is a very, very important part of Markit. I think it's been one we struggled to obviously explaining to you since we IPO'd.

But in the context of IHS market, it is much smaller. It is a very high margin business. It definitely produces great cash flow. It's run by a great team. And we have invested in new areas for growth.

So we're very excited about our position in the FX space. We see that as a growth space. And we see our positioning in the other markets as being substantive and ones that we can leverage across the customers that -- I will give you an example, we talked today about FRTB which is the Fundamental Review of Trading Books. That requires a historical look back of trades to determine whether parts of the data sets can be modeled for capital release. And the data sets that we are using in our solutions are actually coming out of our Processing division.

So here is an asset that gets described as processing that is actually powering a solution with data and the data is coming from the trades. So I see all of the parts of Markit as very integrated, very much driving customer cross sell, new opportunities and our ability to serve our customers well and grow our reputation. So, no, I don't have it on any piece of paper our thought in terms of selling Processing. But I hope you think that we also think very strategically about everything and all our businesses and together IHS and Markit will make sure that we've got that product set that delivers the shareholder growth and the opportunity to innovate with new products. And Processing has always played a role in that with Markit.

Vincent Hung - Autonomous Research - Analyst

Okay. Thank you.

Operator

We have no further questions at this time.

Lance Uggla - Markit Ltd - Founder and CEO

Thank you everyone for joining us on the call today and we look forward to speaking with you throughout the quarter. Have a good day.

Operator

Thank you ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, including any new or proposed U.S. Treasury rule changes, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form F-4 that has been filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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